

MANAGING PARTNER
At-Will Employment Agreement For Chantel Ray Real Estate Members

This At-Will Employment Agreement ("Agreement") is entered into by Chantel Ray Real Estate Inc. ("CRRE") and *Chantel Ray* ("Member") (each, individually, a "Party" and, collectively, the "Parties") as of the date listed at the end of this Agreement under Member's signature (the "Effective Date").

Whereas, CRRE is a licensed real estate broker in the Commonwealth of Virginia and engages in the business of providing assistance in real estate transactions and related services to members of the public;

Whereas, CRRE has established a unique real estate brand and customer/client-base over a long period of time due to its excellent reputation, and Member desires to work with, or be given continued opportunities to work with, CRRE as an employee subject to the terms and conditions of this Agreement;

Whereas, Member wishes to be employed by CRRE as an "at-will" employee to act as a "managing partner" at CRRE's offices located in the Greater Hampton Roads Area (defined below), and be responsible to preform various management-level functions at these locations which may include: recruiting real estate agents, managing various aspects of the day-to-day affairs of the CRRE offices, and supervising the real estate agents and employees working out of the CRRE offices (collectively, the "Managing Partner Tasks");

Whereas, if Member is already working with CRRE pursuant to a prior agreement or arrangement, Member recognizes that his or her continued employment with CRRE is expressly contingent upon Member's agreement to this Agreement, and if Member is unwilling to agree to this Agreement his or her employment with CRRE will be immediately terminated;

Whereas, in consideration of CRRE employing Member as an "at-will" employee, Member agrees to the terms, warranties and covenants contained in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. **EMPLOYMENT**

CRRE hereby employs Member, and Member accepts such employment, as an "at-will" employee on the terms and conditions set forth in this Agreement. Member will work out of CRRE's offices within the Greater Hampton Roads Area and be responsible to perform such duties and functions provided by CRRE to Member, including the Managing Partner Tasks. Subject to the terms of this Agreement, during the term of employment ("Term"), Member shall devote Member's best efforts, knowledge, skill, and Member's full time to CRRE's business and affairs. Member shall

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diligently and faithfully carry out the policies and programs of CRRE. Member shall cooperate with other employees and agents of CRRE to promote the best interests of CRRE.

2. COMPENSATION

CRRE will pay Member in accordance with the payment terms offered and agreed upon in writing by CRRE. Member's compensation may be modified or changed at any time, in CRRE's sole discretion.

3. TERM OF THIS AGREEMENT

a. **Initial Term.** The initial term of the Agreement shall be for one (1) year (the "Initial Term"). Upon the conclusion of the Initial Term, this Agreement shall automatically renew for consecutive one (1) year periods ("Additional Terms"). For purposes of this Agreement, the Initial Term and any Additional Terms are collectively referred to as the "Term."

b. **"At-Will" Employment.** Employee's employment with CRRE is "at-will," meaning that CRRE may terminate this Agreement and the employment relationship between CRRE and Member for any reason or no reason, with or without cause, immediately or upon two-weeks' written notice to Employee, at the sole and absolute discretion of CRRE. This Agreement shall not provide any right to Member to be employed by CRRE for any particular period of time, or limit in any way the right of CRRE to terminate or cause Member's separation from CRRE in CRRE's sole discretion.

c. **Member to Provide Two Weeks' Notice.** Member may terminate the employment relationship between CRRE and Member upon two-weeks' prior written notice to CRRE. In such an event, Member shall, at the sole and absolute discretion of CRRE, continue to render Member's services to CRRE for such two-week period, and shall be paid Member's regular compensation up to the date of termination of such employment. Upon receipt of such notice by CRRE, CRRE may in its discretion elect to terminate Member's employment with CRRE immediately.

d. **Obligations Upon Departure.** In the event Member's employment with CRRE is terminated, whether voluntarily or involuntarily, Member agrees and understands: (i) that his or her obligations pursuant to Sections 5-15 of this Agreement shall survive the termination of this Agreement; and (ii) that he or she shall immediately, with or without the request or demand of CRRE, return to CRRE all originals and all copies, including electronic copies, of Confidential Information (as defined herein).

4. MEMBER AGREEMENTS AND WARRANTIES

a. **Members Warranties.** Member warrants and agrees that: (i) as of the Effective Date, Member has no disciplinary actions pending against Member by the Virginia Real Estate Board or similar boards in other jurisdictions; (ii) Member shall conduct Member's business in accordance with all applicable laws and rules governing the real estate industry; (iv) Member shall abide by the rules and regulations contained in the CRRE Employee Manual / Guidebook, as it is updated by CRRE from time to time.

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b.   Member Not Party to Other Agreements. Member represents and warrants that Member is not a party to any other agreement containing a non-solicitation provision, non-compete agreement, or other restriction with respect to (1) the nature of any services that Member will perform in the course of working at CRRE or (2) the disclosure or use of any information that directly or indirectly relates to the nature of the business of CRRE or the services to be rendered by Member during the period Member is employed by CRRE.

5.   NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

a.   Definition of Confidential Information. "Confidential Information" means CRRE's proprietary and nonpublic information of commercial value that Member would not be aware of if Member had not been affiliated with CRRE. Confidential Information may include, but is not limited to, information stored on CRRE's private computer network, including the "J" drive, communications contained in emails and things spoken orally to Member.

The following are specific examples of Confidential Information, although this is not an exclusive list. Confidential Information includes: all lists and databases of CRRE's current and former customers and clients; contracts with CRRE's current and former customers and clients; information related to CRRE's current and former customers and clients, such as contact information, social security numbers and financial information; the identities and contact information for CRRE's Professional Referral Sources (defined below); CRRE's business plans; business models; growth and development plans; sales and profit data; marketing plans, methods and strategies; sales and marketing materials; unpublished advertising content; listing presentations; marketing agreements with other companies; training materials; transaction and closing coordinator checklists; internal corporate documents such as corporate minutes, tax forms and accounting data; internal information regarding CRRE's daily operations; financial and management information; sales volume logs; operating and agent manuals; buyer and seller Net Sheets; commission rates; agents commissions; employee payroll information; and agent and employee job descriptions and security procedures. Confidential Information also includes any information that is designated (either orally or in writing) by CRRE as "confidential," "proprietary," or some such similar label.

Confidential Information does not include any information that is now publicly known or that subsequently becomes generally publicly known, unless the information becomes public as a result of a breach of duty of confidentiality, loyalty, law, or contract, by any person or entity.

b.   Confidentiality. Member agrees to use the Confidential Information solely for the benefit of CRRE and for the purpose of performing Real Estate Services for CRRE. Member shall treat all Confidential Information in a secret and confidential manner and shall not make use of or disclose any Confidential Information, directly or indirectly, for any purpose whatsoever, to any person or entity outside of CRRE, at all times during the Term of this Agreement, and for the time period of two (2) years following Member's departure from CRRE.

d.   Trade Secrets. Member shall keep confidential any information of CRRE that constitutes a trade secret for so long as such information remains a trade secret.

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e.   **No Download.** Member covenants and warrants that he/she shall never transfer or download Confidential Information, in either written or electronic form, at any time, onto Member's personal computer, thumb drive, cloud storage service, or any other form of storage except as specifically authorized by CRRE.

f.   **Commission Rates and Splits.** Member agrees not to disclose commission rates and splits with any person, even within CRRE, except to those persons approved by CRRE or as required by law.

g.   **Return of Confidential Information Upon Termination.** Upon termination of Member's employment with CRRE, Member shall return to CRRE all Confidential Information in Member's possession (originals and all copies) and take reasonable steps to ensure Member has not retained any copy of any Confidential Information.

h.   **Legal Process Exception.** In the event Member is compelled to disclose Confidential Information pursuant to any validly issued subpoena or under oath as part of a deposition or valid legal proceeding under the laws of the United States, Member may truthfully disclose such Confidential Information as required by law, but only as much as required by law. If Member is compelled by any subpoena, court or government agency to disclose Confidential Information, Member shall immediately provide notice to CRRE, and Member agrees to cooperate fully with CRRE in the event CRRE seeks a protective order, or similar proceeding, to limit Member's disclosure of Confidential Information.

6.   **COVENANT NOT TO COMPETE**

During the Term of Member's employment with CRRE and for a period of two (2) years immediately following the expiration or termination of Member's employment with CRRE, Member shall not work in a management role at another real estate brokerage performing the Managing Partner Tasks within the Virginia cities of Chesapeake, Hampton, Newport News, Norfolk, Portsmouth, Suffolk, and Virginia Beach (the "Greater Hampton Roads Area").

7.   **NON-SOLICITATION / NON-SERVICE**

a.   **Summary.** Member is agreeing below that if he or she leaves CRRE, for a limited period of time Member will not be allowed to solicit real estate services from certain individuals and entities that Member may have worked with or became familiar with while he or she was an employee at CRRE. CRRE spends a great deal of money generating leads for its real estate agents, and Member understands that CRRE has a valuable interest in protecting this investment and preventing departing agents and employees from taking these leads for themselves or for a competing entity.

b.   **A "CRRE Customer" is a Prospective Client Known to Member.** CRRE's computer network maintains a database of persons or entities that have expressed interest in completing real estate transactions with CRRE (the "Lead System"). A "CRRE Customer" is a person or entity listed on the Lead System that, within the prior twelve (12) months that Member was an employee at CRRE, Member either: (1) became familiar with such person or entity while working at

CRRE; or (2) Member viewed such person or entity's name and contact information on the Lead System.

c. **A "CRRE Client" is an Active Client.** A "CRRE Client" is any person or entity that has either: (1) signed a buyer/broker or listing agreement with CRRE and such agreement has not yet expired according to its terms; or (2) has completed one or more real estate transactions through CRRE within the previous two (2) years. A CRRE Client also includes any person, entity or lender owned real estate ("REO") contact, who paid a fee to receive real estate purchase or sale assistance or property management services through CRRE within the previous two (2) years.

d. **Non-Solicit of CRRE Customers.** For a period of twelve (12) months following the termination or expiration of Member's employment with CRRE, Member shall not directly or indirectly through any other person or entity solicit any CRRE Customer to provide Real Estate Services.

e. **Non-Service of CRRE Customers.** For a period of twelve (12) months following the termination or expiration of Member's employment with CRRE, Member shall not provide Real Estate Services to any CRRE Customer.

f. **Non-Solicit of CRRE Clients.** For a period of two (2) years following the termination or expiration of Member's employment with CRRE, Member shall not directly or indirectly through any other person or entity solicit any CRRE Client to provide Real Estate Services.

g. **Non-Service of CRRE Clients.** For a period of two (2) years following the termination or expiration of Member's employment with CRRE, Member shall not provide Real Estate Services to any CRRE Client.

8. **NON-SOLICITATION OF REFERRAL SOURCES**

a. **Professional Referral Sources.** Member understands and agrees that CRRE goes to great expense to develop sophisticated real estate investors who regularly refer potential real estate leads in the ordinary course of their business, such as real estate investors, building and construction companies, house-flippers and land developers ("Professional Referral Sources"), and Professional Referral Sources provide a large volume of business to CRRE. Professional Referral Sources are individuals or entities who are engaged in a profession where they are likely to generate multiple real estate leads in the ordinary course of their business. Member understands that Member would not know the identity of Professional Referral Sources or the specific terms of the referral relationships, including pricing, if Member was not affiliated with CRRE.

b. **Non-Solicit of Professional Referral Sources.** For a period of two (2) years following the termination of Member's employment with CRRE, Member shall not directly or indirectly through any other person or entity solicit any Professional Referral Sources, whom Member became first acquainted with while at CRRE, for purposes of offering Real Estate Services.

c. **Non-Solicit of Referrals from Professional Referral Sources.** For a period of two (2) years following the termination of Member's employment with CRRE, Member shall not directly or indirectly through any other person or entity solicit any referrals made known to Member by Professional Referral Sources, whom Member became first acquainted with while at CRRE, for purposes of offering Real Estate Services.

      d.   **General Advertising.** None of the restrictions against solicitation of Real Estate Services in this Agreement shall preclude or restrict Member from engaging in general advertising to the public that is not specifically targeted at CRRE Clients or CRRE Customers.

9. NON-INTERFERENCE AND NON-SOLICITATION OF EMPLOYEES AND/OR AGENTS

      Member acknowledges that CRRE incurs significant expense in recruiting and training its employees and agents. During the Term of this Agreement and for a period of two (2) years following the date of the termination of Member's employment with CRRE, Member shall not solicit, hire or attempt to hire, or induce or attempt to induce to leave CRRE, any person who was employed or engaged by CRRE (whether as an employee, independent contractor or otherwise) during the period of time in which Member was employed by CRRE, for the purposes of such person leaving CRRE to work with another real estate brokerage in the Greater Hampton Roads Area. In addition to any equitable relief available to CRRE, if Member breaches this Section 9, Member shall pay to CRRE, as liquidated damages, three months of the gross monthly pay for each person who separates from his/her employment or other relationship with CRRE due, in whole or in part, to a violation of this Section 9. In addition, Member shall pay all costs incurred by CRRE for training or educating that person.

10. NON-PROMOTION AND DEFAMATION

      a.   **Non-Promotion.** Following the termination of Member's employment with CRRE, Member shall only identify themself as a "former" CRRE employee, and Member agrees to immediately update his or her resume, CV, business cards, social media websites such as Facebook and LinkedIn, and any other marketing materials to ensure Member is no longer identified, directly or implicitly, as a current CRRE employee, and instead is listed as a "former" CRRE employee, or it is otherwise made clear that Member is no longer associated with CRRE.

      b.   **No Defamation.** During the time period of one (1) year following the termination of Member's employment with CRRE, Member warrants and covenants that Member, directly or indirectly, will not issue, or cause to issue, any communication, written, orally or otherwise, that disparages, criticizes or otherwise reflects adversely or encourages any adverse action against CRRE or CRRE's owners, stockholders, agents, directors, officers, employees, representatives, attorneys, divisions, parents, subsidiaries and affiliates, except if testifying truthfully under oath pursuant to a validly issued subpoena, during a deposition, or before a United States state or federal court or official government agency proceeding. During the time period of one (1) year following the termination of Member's employment with CRRE, Member agrees that upon each request from CRRE, Member will admit or deny, under oath and penalty of perjury, if any glassdoor.com posting, or other related "anonymous" Internet posting, is "from," "authored," or "associated" with Member or someone acting on Member's behalf or at Member's direction.

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11. ENFORCEMENT OF COVENANTS

      a.   **Member Acknowledgements.** Member understands and agrees that CRRE goes to great time and expense to obtain CRRE Clients, CRRE Customers and referral sources, and to train and recruit CRRE employees and agents. Member acknowledges that Member will derive significant value from CRRE's providing Member with Confidential Information to enable Member to optimize the performance of Member's duties to CRRE. Member agrees that Member would not know the identity of these individuals or the specific terms of the relationships if Member were not affiliated with CRRE. Member acknowledges that the time, geographic and scope limitations of the restrictive covenants above are reasonable and that Member will not be precluded from the ability to earn a livelihood if Member is obligated to comply with the covenants as set forth above during the prohibited period and within the geographic restrictions. Member further acknowledges that Member's fulfillment of the obligations contained in this Agreement, including, but not limited to, Member's confidentiality, non-compete and non-solicitation obligations, are necessary to preserve the value and goodwill of CRRE.

      b.   **Equitable Relief.** Member understands that a breach of the covenants in this Agreement is a material breach and may cause CRRE great and irreparable harm. Consequently, if Member breaches or threatens to breach this Agreement, CRRE shall be entitled to equitable relief, including a preliminary and permanent injunction. Member waives the posting of bond by CRRE on any preliminary injunction obtained against Member for breach of this Agreement.

      c.   **Monetary Damages.** In addition to equitable relief, liquidated damages as stated in this Agreement and any other damages allowable by law, in the event that CRRE should lose a listing or a buyer due to Member's breach of this Agreement, Member shall pay to CRRE an amount equal to 100% of the gross fees that would have been paid to CRRE were it not for Member's breach

      d.   **Claims Against CRRE.** The real or perceived existence of any claim or cause of action of the Member against CRRE, whether predicated on this Agreement or some other basis, shall not relieve Member of Member's obligations under this Agreement and shall not constitute a defense to the enforcement by CRRE of the restrictions and covenants contained herein.

12. INDEMNIFICATION

      Member shall defend, indemnify and hold harmless CRRE and CRRE's agents, employees, officers, successors, assigns, from and against all losses, damages, liabilities, fines, levies, suits, proceedings, claims, actions or causes of actions of any kind whatsoever including, but not limited to, all costs, court costs, litigation expenses and attorney fees arising from, growing out of, in connection with or incidental to the Member's acts or omissions, or Member's breach of any term of this Agreement. CRRE may satisfy such indemnity (in whole or in part) by way of deduction from any bonus or other monies due to Member, so long as such satisfaction complies with applicable law.

13. NOTICE

Member shall give notice to CRRE by written communication sent by first class mail, postage pre-paid, to Chantel Ray Real Estate, Inc., 1833 Republic Road, Suite 103, Virginia Beach, Virginia 23454. CRRE may give notice to Member by electronic mail or by first-class mail to the last known address on file for Member at CRRE.

14. GOVERNING LAW AND WAIVERS

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia. Member expressly consents to personal jurisdiction in Commonwealth of Virginia. The Parties agree that in connection with any action, suit, or proceeding arising out of or relating to this Agreement or any of the dealings of the Parties, venue shall be proper only and exclusively in the state courts located in the cities of Virginia Beach and Chesapeake, Virginia and the United States District Court for the Eastern District of Virginia located in Norfolk, Virginia.

15. MISCELLANEOUS

a. **Disclosure Authorization.** In order to protect CRRE's interests under this Agreement, Member authorizes CRRE to disclose the existence of this Agreement and its terms to any third party with whom Member may have, or with whom Member may consider establishing, an employment or business relationship, and CRRE shall bear no liability for such disclosure.

b. **Attorney Fees and Costs.** If Member breaches any term, warranty or covenant in this Agreement, Member agrees to reimburse CRRE for all costs and attorney fees incurred by CRRE in connection with enforcement of CRRE's rights against Member, regardless of whether litigation is commenced.

c. **Assignment.** This Agreement shall inure to the benefit of CRRE and CRRE's successors and assigns. Member may not assign this Agreement without CRRE's written permission, and this Agreement is binding upon Member and Member's heirs, executors, and legal and/or personal representatives.

d. **Advice of Counsel.** Each Party acknowledges and agrees that it has had the unrestricted opportunity to consult with independent legal counsel of their own choosing who could participate in the drafting and negotiation of this Agreement, that any decision not to be so represented was voluntarily and independently made by that Party. Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not apply in interpreting this Agreement. The language in this Agreement shall be interpreted as to its fair meaning and not strictly for or against either Party.

e. **Severability.** The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision or clause of this Agreement, or portion thereof, shall be held by any court or other tribunal of competent jurisdiction to be illegal, void, or unenforceable in such jurisdiction, the remainder of such provision shall not be thereby affected and shall be given full effect, without regard to the invalid portion.

f. **Waiver.** Any term or provision of this Agreement may be waived by a written instrument at any time by the Party entitled to the benefit thereof. The failure by any Party to enforce any term or provision of this Agreement shall not affect the validity or enforceability of that term or provision.

g. **CRRE Employee Manual / Guidebook.** In the event of conflict between the Employee Manual / Guidebook and this Agreement, the terms of this Agreement shall prevail.

h. **Complete Understanding.** This Agreement represents the entire agreement of the Parties as to its subject matter, and any prior agreements, promises, negotiations, or representations, whether oral or written, not expressly set forth in this Agreement are of no force and effect.

i. **Modification.** This Agreement may not be altered, amended or modified without the written consent of both Parties.

Witness the following signatures.

MEMBER

Chantel Ray
Member Signature

Chantel Ray
Member's Printed Name

Date: May 1, 2011

CHANTEL RAY REAL ESTATE INC.

By: Heather Roemmich
Authorized Agent Signature

Heather Roemmich, COO
Authorized Agent Position & Printed Name

Date: 05/01/2011